SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva - Circular & Notice of EGM - Delta Lloyd

13 April 2011

Aviva Announces Publication of Circular, Notice of Extraordinary General Meeting and Ancillary Documents in Relation to the Delta Lloyd Partial Disposal

Aviva plc ("Aviva") announces that it is convening an extraordinary general meeting (the "EGM") to be held at the Barbican Centre, Silk Street, London EC2Y 8DS on 4 May 2011 at 12.30 p.m. (or as soon thereafter as Aviva's annual general meeting convened for 11.00 a.m. on the same day and at the same place shall have concluded or been adjourned) to consider and, if thought fit, pass a resolution to approve the proposed partial disposal of Aviva's stake in Delta Lloyd NV ("Delta Lloyd").

The circular to shareholders, including a notice convening an EGM of Aviva, and the ancillary documents will be made available to shareholders today and can be viewed via the National Storage Mechanism which is located at http://www.hemscott.com/nsm.do. A copy of the circular will be available to download from Aviva's website at www.aviva.com/egm.

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131
Sue Winston                                                                           +44 (0)20 7662 8221

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115
Andrew Price                                                                          +44 (0)20 7662 2111

Notes to editors:

About Aviva

▪ Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

▪ Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.

These materials are not an offer of securities for sale, or solicitation of offers to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful.  The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the laws of any US state, and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act.  The information contained in these written materials are being disclosed in accordance with Rule 135c under the Securities Act.  There will be no public offering of the securities in the United States.

The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The price and value of the Delta Lloyd shares may go up as well as down. Persons needing advice should contact a professional adviser. Past performance cannot be relied upon as a guide to future performance.

-  ends -

* Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 April 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary